FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated February 15, 2012 announcing the Company's financial results for the fourth quarter and year ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Christina Anagnostara
By: Christina Anagnostara
Chief Financial Officer

Dated: February 15, 2012

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2011

February 15, 2012 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today its operating results for the fourth quarter and year ended December 31, 2011.

Financial Highlights:

Fourth Quarter 2011

●	Net Revenues of $27.5 million

●	EBITDA of $15.6 million

●	Net Profit of $6.6 million

Year Ended 2011

●	Net Revenues of $104.1 million

●	Adjusted EBITDA of $53.8 million, which excludes non-cash impairment losses of $201.9 million

●	Adjusted Net Profit of $4.1 million, which excludes non-cash impairment losses of $201.9 million

For more information we refer you to the EBITDA and Adjusted EBITDA reconciliation section contained later in this press release.

Management Discussion:

Dale Ploughman, the Company's Chairman and Chief Executive Officer, stated:

"We are pleased to report a profit of $6.6 million versus a loss of $2.6 million in the same quarter a year ago. The improved market conditions in the drybulk shipping industry witnessed in the last quarter of 2011 along with our balanced chartering strategy which includes profit sharing and index-linked charter parties, helped Seanergy's financial performance, which, together with the effect of cost cutting measures initiated during the year, contributed to a profitable quarter. That being said the fourth quarter was an opportunity for China to build up stockpiles of iron ore and coal. This indicates that the first quarter of 2012 will be difficult.

Going forward we intend to profitably employ those vessels whose long-term charters are set to expire, in line with our strategy of favorably positioning our vessels to take advantage of seasonal trade patterns that result in upward pressure on charter rates. So far, it should be noted that fixing vessels on floating rate contracts and profit sharing agreements has proved important in helping Seanergy benefit from spot market fluctuations. We continue to execute our business plan with the purpose of becoming a leading contender in the dry bulk shipping industry.

Market conditions in the beginning of 2012 remain weak, as downside risks to future shipping demand seem to be increasing and deliveries of new vessels over the next twelve months are projected by industry experts to remain close to their peak. For the rest of the year, we expect rates to average at low levels yet with similar seasonal variations to those seen in 2011, as industrial and agricultural inventory cycles as well as unanticipated events continue to drive volatility in the demand for dry bulk vessels.

As far as long-term market fundamentals are concerned, the extremely low expectations seen currently are factoring in a very pessimistic economic outlook and future evolution of vessel supply. As such, any positive developments may cause a re-adjustment of expectations to the upside."

Christina Anagnostara, the Company's Chief Financial Officer, stated:

"We are continuously taking proactive measures in view of the weakness and uncertainty experienced in the markets as we enter 2012. Over the past weeks, significant developments took place as regards to our loan facilities and capital structure that are likely to prove significant in improving Seanergy's financial stability during a period of unfavorable market conditions. Citibank and Marfin waived certain financial covenants, while Marfin deferred 2012 principal debt payments on both the term and revolving facilities. In total, the amendments are expected to reduce our principal debt payments by approximately $24.8 million in 2012. We appreciate the continuing support shown by our lenders and our major shareholders to position Seanergy favorably for future growth.

During the fourth quarter of 2011 Seanergy vessels earned a daily Time Charter Equivalent ("TCE") of $14,806 compared to $15,277 in the same period of 2010, a decrease of 3%. Nevertheless we saw an increase of 6% in quarterly revenue as fewer vessels had to undergo dry docking surveys than in 2010, which increased fleet operating days. Furthermore, we are pleased to report that General and Administrative expenses in the fourth quarter of 2011 decreased by 48%, or $1.5 million, as compared to the same quarter in 2010, while Vessel Operating expenses and Management fees over the same period fell by 18% and 17% respectively, translating into total quarterly reduction in expenses of approximately $2 million. Cost-saving measures implemented over the past year have therefore started to bear fruit and we believe that are going to support profitability and cash flow in the current year, subject of course to the effect of market conditions."

Fourth Quarter 2011 Financial Results:

Net Revenues

Net Revenues in the fourth quarter of 2011 increased to $27.5 million from $25.9 million in the same quarter in 2010. The increase in quarterly revenues was a result of the higher number of operating days enjoyed by our fleet compared to the same quarter last year. This is due to the fact that fewer vessels had to undergo dry docking surveys in the fourth quarter of 2011 compared to 2010.

EBITDA, Operating Income

Operating Income for the fourth quarter of 2011 was equal to $9.8 million, as compared to an operating income of $1.1 million for the same quarter in 2010. EBITDA amounted to $15.6 million in the last quarter of 2011, as compared to $10.7 million in 2010.

For more information we refer you to the EBITDA and Adjusted EBITDA reconciliation section contained later in this press release.

Net Profit

Net profit for the fourth quarter of 2011 was equal to $6.6 million, or $0.91 per basic and diluted share. In the same quarter of 2010, net loss was equal to $2.6 million, or $0.36 loss per basic and diluted share based on weighted average common shares outstanding of 7,314,330 basic and diluted for 2011 and 7,314,932 basic and diluted for 2010, on a reverse-split adjusted basis.

The increase in quarterly profit was due to higher revenue earned, a 48% decrease in General and Administrative Expenses, an 18% and 17% decrease in Vessel Operating Expenses and Management fees, respectively, resulting from cost cutting measures, and a 45% decrease in Depreciation compared to the same quarter of the previous year.

Year Ended December 31, 2011 Financial Results:

Net Revenues

Net Revenues in 2011 amounted to $104.1 million, compared to $95.9 million in 2010. This amounts to an increase of 9%, reflecting the full effect of the larger fleet that resulted from our acquisition of MCS that was completed in 2010. We owned an average of 20 vessels in 2011, up from 16.6 in 2010.

EBITDA, Adjusted EBITDA, Operating Income, Adjusted Operating Income

The operating results for 2011 include the non-cash losses incurred in the third quarter of 2011 due to the $201.9 million impairment of goodwill and vessel values.

Excluding non-cash losses resulting from impairment charges, adjusted EBITDA was $53.8 million for 2011 as compared to $47.3 million in 2010. Including impairment charges, we recorded negative EBITDA of $148.1 million for 2011.

Adjusted operating income excluding the impairment charges amounted to $18.3 million in 2011, as compared to an operating income of $18.4 million in 2010. Operating loss including the impairment charges was equal to $183.6 million.

For more information we refer you to the EBITDA and Adjusted EBITDA reconciliation section contained later in this press release.

Net Loss

Net loss for 2011 was equal to $197.8 million, or $27.04 loss per share based on weighted average common shares outstanding of 7,314,636 for 2011. Adjusted Net Income excluding non-cash impairment charges, was $4.1 million, as compared to $0.1 million, or $0.02 per share, in 2010, based on weighted average common shares outstanding of 5,861,129 basic and diluted for 2010 on a reverse-split adjusted basis.

Debt Repayment

As of December 31, 2011, the Company had $346.4 million of outstanding debt. This reflects a reduction of $17.2 million and of $53.1 million during the fourth quarter and year ended December 31, 2011, respectively.

As of February 15, 2012, total debt outstanding was approximately $326.4 million.

Fourth Quarter 2011 Developments:

BET Commander Dry Docking

The survey for the M/V BET Commander commenced on August 24, 2011 and was completed on October 6, 2011 at a cost of approximately $1.26 million.

Vessel Employment

In November 2011, the M/V BET Prince, a 163,554 dwt Capesize dry bulk carrier built in 1995, commenced a time charter for a period of about eleven to about thirteen months at a gross charter rate linked to the adjusted Time Charter Average of the Baltic Exchange Capesize Index.

As of the date of this press release, the Company has contracted employment for 70% of its ownership days for 2012 and 21% for 2013.

Fleet Data:

	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2010
Fleet Data
Average number of vessels (1)	20.0	20.0	20.0	16.6
Ownership days (2)	1,840	1,840	7,300	6,040
Available days (3)	1,833	1,642	7,133	5,662
Operating days (4)	1,779	1,630	6,944	5,627
Fleet utilization (5)	96.7%	88.6%	95.1%	93.2%
Fleet utilization excluding drydocking off hire days (6)	97.1%	99.3%	97.4%	99.4%

Average Daily Results
TCE rate (7)	$14,806	$15,277	$14,524	$16,532
Vessel operating expenses (8)	$4,688	$5,689	$4,757	$5,077
Management fee (9)	$326	$395	$410	$438
Total vessel operating expenses (10)	$5,014	$6,084	$5,167	$5,515

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the quarter ended December 31, 2011, the Company incurred 7 off hire days for vessel scheduled drydocking. During the twelve months ended December 31, 2011, the Company incurred 167 off hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

 (In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
Net revenues from vessels	27,540	25,861	104,060	95,856
Voyage expenses	1,200	959	3,202	2,833
Net operating revenues	26,340	24,902	100,858	93,023
Operating days	1,779	1,630	6,944	5,627
Daily time charter equivalent rate	14,806	15,277	14,524	16,532

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods.

 (In thousands of US Dollars, except ownership days and daily vessel operating expenses)
	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
Operating expenses	8,625	10,467	34,727	30,667
Ownership days	1,840	1,840	7,300	6,040
Daily vessel operating expenses	4,688	5,689	4,757	5,077

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total vessel operating expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Fleet Profile and Employment:

As of February 15, 2012
Vessel Name	Vessel Class	Capacity	Year Built	Charter Rate ($)	Charter Expiry (latest)
		(DWT)
M/V Bremen Max	Panamax	73,503	1993	Spot positioning	May 2012
M/V Hamburg Max (1)	Panamax	73,498	1994	21,500	Oct. 2012
M/V Davakis G.	Supramax	54,051	2008	14,500	Jan. 2013
M/V Delos Ranger	Supramax	54,057	2008	Spot positioning	Feb. 2012
M/V African Oryx (2)	Handysize	24,112	1997	7,000	Jun. 2013
M/V BET Commander	Capesize	149,507	1991	Spot positioning	-
M/V BET Fighter (3)	Capesize	173,149	1992	Floating, BCI linked	Aug. 2012
M/V BET Prince (3)	Capesize	163,554	1995	Floating, BCI linked	Dec. 2012
M/V BET Scouter (3)	Capesize	172,173	1995	Floating, BCI linked	Jul. 2012
M/V BET Intruder	Panamax	69,235	1993	12,250	Oct. 2012
M/V Fiesta (4)	Handysize	29,519	1997	Floating, BHSI linked	Nov. 2013
M/V Pacific Fantasy (4)	Handysize	29,538	1996	Floating, BHSI linked	Jan. 2014
M/V Pacific Fighter (4)	Handysize	29,538	1998	Floating, BHSI linked	Nov. 2013
M/V Clipper Freeway (4)	Handysize	29,538	1998	Floating, BHSI linked	Jan. 2014
M/V African Joy	Handysize	26,482	1996	Spot positioning	Mar. 2012
M/V African Glory (5)	Handysize	24,252	1998	7,000	Nov. 2012
M/V Asian Grace (6)	Handysize	20,138	1999	7,000	Sep. 2012
M/V Clipper Glory	Handysize	30,570	2007	25,000	Aug. 2012
M/V Clipper Grace	Handysize	30,548	2007	25,000	Aug. 2012
Total		1,256,962

(1)
Represents profit sharing arrangement at a floor rate of $21,500 per day and a ceiling of $25,500 per day, with a 50% profit sharing arrangement to apply to any amount in excess of the ceiling. The spread between floor and ceiling will accrue 100% to Seanergy. The base used for the calculation of the rate is the Time Charter Average of the Baltic Panamax Index.

(2)
Represents floor charter rate excluding a 50% profit share distributed equally between the Company and the charterer calculated on the adjusted Time Charter Average of the Baltic Supramax Index ("BSI").

(3)
Daily rate based on adjusted Time Charter Average of the BCI. Seanergy has the option of converting the floating rate into a fixed rate at any time during the charter, after mutual agreement with the charterers.

(4)	Charter rate is based on Time Charter Average of the Baltic Handysize Index increased by 100.63% minus operating expenses for the vessel.

(5)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $12,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $12,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement may be extended by either party with 6 months' notice following November 2012.

(6)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $11,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $11,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement may be extended by either party with 6 months' notice following September 2012.

Subsequent Developments:

Sale of the African Zebra

Seanergy sold its Handymax dry bulk carrier, the African Zebra to an unaffiliated third party for a gross price of $4.1 million. The vessel was delivered to its new owners today, February 15, 2012. The African Zebra is a 38,632 dwt Handymax bulk carrier built in 1985 and the Company used the proceeds to reduce debt. The sale will result in a book loss of approximately $2.4 million. Following the sale of African Zebra, the Company's fleet consists of four Capesize, three Panamax, two Supramax and ten Handysize dry bulk carriers with an average age of 13.7 years.

Financial Developments

Amendments of the loan agreements with Marfin Egnatia Bank SA ("Marfin") and Citibank International plc ("Citi") have been signed and finalized.

In particular, Marfin and Citi, as agent of the lenders, waived certain financial and other covenants of three loan facilities and amended certain terms of two loan facilities. As part of the lenders' agreement, the Company entered into a share purchase agreement with four entities affiliated with members of the Restis family, the Company's major shareholders, for an equity injection of $10 million.

Marfin agreed to an extension of the revolving and term facilities' maturity date from 2015 to 2018, the deferral of principal debt payments for 2012 and amendment of the facilities' installment profiles, an extension of the waiver on the Company's security margin covenant for the period from January 3, 2012 through January 1, 2014, as well as to waive all other financial covenants until January 1, 2014. The applicable margin was increased by 50 basis points per annum on the term and revolving facilities. Additionally, Marfin waived all previous covenant breaches.

For the loan facility of Bulk Energy Transport (Holdings) Limited ("BET"), the Company's subsidiary, with Citi, as agent of the lenders, Citi waived all covenants for the period up to and including January 1, 2013 and waived all previous covenant breaches. The waiver excludes the security requirement to security value covenant which was amended from 125% to 100% and will be tested quarterly. Furthermore, the applicable margin was increased by 100 basis points per annum.

As part of the equity injection plan, four entities affiliated with members of the Restis family, purchased an aggregate of 4,641,620 common shares of the Company in exchange of $10 million. The common shares were issued on January 31, 2012 at a price equal to the average closing price of five trading days preceding the execution of the agreement, or $2.15442 per share.

EBITDA and Adjusted EBITDA Reconciliation:

	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income / (loss) attributable to Seanergy Maritime Holdings	6,643	(2,629)	(197,756)	132
Plus: Net income attributable to the noncontrolling interest	-	-	-	1,509
Plus: Interest and finance costs, net (including interest income)	3,234	3,843	13,422	12,573
Plus: Income taxes	(11)	44	40	60
Plus: Depreciation and amortization	5,684	9,472	36,169	32,985
EBITDA	15,550	10,730	(148,125)	47,259
Plus: Impairment Charges	-	-	201,905	-
Adjusted EBITDA	15,550	10,730	53,780	47,259

	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2010
Net cash flow provided by operating activities	12,214	5,240	26,439	31,537
Changes in operating assets and liabilities	(1,123)	(3,100)	4,000	(2,038)
Fair value of contracts	40	79	266	319
Change in fair value of financial instruments	447	800	4,202	27
Stock-based compensation	(4)	-	(14)	-
Payments for dry-docking	909	4,012	6,414	5,519
Amortization and write-off of deferred charges	(156)	(188)	(989)	(738)
Interest and finance costs, net (includes interest income)	3,234	3,843	13,422	12,573
Income taxes	(11)	44	40	60
Impairment of vessels and Goodwill	-	-	(201,905)	-
EBITDA	15,550	10,730	(148,125)	47,259
Plus: Impairment of vessels and Goodwill	-	-	201,905	-
Adjusted EBITDA	15,550	10,730	53,780	47,259

EBITDA represents earnings before interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA represents earnings before interest and finance cost, taxes, depreciation and amortization and non-cash losses associated with the impairment of the Book Values of Vessels and Goodwill. Adjusted Net Profit and Adjusted Operating Income represent earnings adjusted for non cash impairment losses. EBITDA, Adjusted EBITDA, Adjusted Net Profit and Adjusted Operating Income are not measurements of financial performance under accounting principles generally accepted in the United States of America, and do not represent cash flow from operations. EBITDA and Adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance and they are useful to investors, securities analysts as well as other interested parties in the assessment of operating performance and liquidity position of different companies in the shipping industry. The definition of EBITDA, Adjusted EBITDA, Adjusted Net Profit and Adjusted Operating Income used here may not be comparable to that used by other companies in shipping industry due to difference in methods of calculation.

Conference Call and Webcast: February 15, 2012

As announced, the Company's management team will host a conference call today, February 15, 2012, at 10:00 a.m. EST to discuss the Company's financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until February 22, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Slides and audio webcast:

There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2011 and 2010
 (In thousands of US Dollars, except for share data, unless otherwise stated
	2011 (unaudited)	2010 (audited)
ASSETS
Current assets:
Cash and cash equivalents	17,734	53,787
Restricted cash	19,560	10,385
Accounts receivable trade, net	1,764	999
Due from related parties	405	-
Inventories	2,512	1,459
Other current assets	1,457	1,829
Total current assets	43,432	68,459
Fixed assets:
Vessels, net	381,129	597,372
Office equipment, net	15	29
Total fixed assets	381,144	597,401
Other assets
Goodwill	4,365	17,275
Deferred charges	7,358	13,086
Other non-current assets	177	180
TOTAL ASSETS	436,476	696,401

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	45,817	53,380
Trade accounts and other payables	2,595	2,340
Due to related parties	1,097	4,025
Accrued expenses	2,428	3,491
Accrued interest	1,936	1,009
Financial instruments	4,092	5,787
Below market acquired time charters	-	266
Deferred revenue – related party	142	1,041
Deferred revenue	590	1,452
Total current liabilities	58,697	72,791
Long-term debt, net of current portion	300,586	346,168
Financial instruments, net of current portion	270	2,777
Total liabilities	359,553	421,736

Commitments and contingencies	-	-

EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2011 and 2010; 7,317,662 and 7,314,931 shares issued and outstanding as at December 31, 2011 and 2010, respectively	1	1
Additional paid-in capital	279,292	279,278
Accumulated deficit	(202,370)	(4,614)
Total equity	76,923	274,665
TOTAL LIABILITIES AND EQUITY	436,476	696,401

SEANERGY MARITIME HOLDINGS CORP.
Consolidated Statements of Income
For the three and twelve months ended December 31, 2011 and 2010
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (audited)
Revenues:
Vessel revenue - related party	7,602	8,569	35,684	44,175
Vessel revenue	20,654	18,100	71,555	54,777
Commissions – related party	(306)	(319)	(1,327)	(1,546)
Commissions	(410)	(489)	(1,852)	(1,550)
Vessel revenue, net	27,540	25,861	104,060	95,856
Expenses:
Direct voyage expenses	(951)	(1,199)	(2,541)	(2,399)
Vessel operating expenses	(8,625)	(10,467)	(34,727)	(30,667)
Voyage expenses - related party	(249)	240	(661)	(434)
Management fees - related party	(456)	(597)	(2,415)	(2,328)
Management fees	(144)	(129)	(576)	(316)
General and administration expenses	(1,490)	(2,985)	(8,070)	(7,606)
General and administration expenses - related party	(167)	(175)	(603)	(697)
Amortization of deferred dry-docking costs	(1,174)	(1,268)	(7,313)	(3,657)
Depreciation	(4,510)	(8,204)	(28,856)	(29,328)
Impairment loss for vessels	-	-	(188,995)	-
Impairment loss for goodwill	-	-	(12,910)	-
Operating income (loss)	9,774	1,077	(183,607)	18,424
Other income (expense), net:
Interest and finance costs	(3,246)	(3,883)	(13,482)	(12,931)
Interest income	12	40	60	358
Gain (loss) on financial instruments	121	171	(641)	(4,164)
Foreign currency exchange (loss) gain, net	(29)	10	(46)	14
	(3,142)	(3,662)	(14,109)	(16,723)
Net income (loss) before taxes	6,632	(2,585)	(197,716)	1,701
Income taxes	11	(44)	(40)	(60)
Net income (loss)	6,643	(2,629)	(197,756)	1,641
Less: Net income attributable to the noncontrolling interest	-	-	-	(1,509)
Net income (loss) attributable to Seanergy Maritime Holdings Corp. Shareholders	6,643	(2,629)	(197,756)	132
Net income (loss) per common share
Basic	0.91	(0.36)	(27.04)	0.02
Diluted	0.91	(0.36)	(27.04)	0.02
Weighted average common shares outstanding
Basic	7,314,330	7,314,932	7,314,636	5,861,129
Diluted	7,314,330	7,314,932	7,314,636	5,861,129

Seanergy Maritime Holdings Corp.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2011, 2010 and 2009
(In thousands of US Dollars, except for share data, unless otherwise stated)

	Common stock		Additional		Total Seanergy
	# of Shares	Par Value	paid-in capital	Accumulated deficit	shareholders' equity	Noncontrolling interest	Total equity

Balance, December 31, 2008	1,490,748	-	166,363	(34,798)	131,565	-	131,565
Issuance of common stock to convert promissory note	439,058	-	29,597	-	29,597	-	29,597
Issuance of common stock due to earn-out	287,205	-	17,275	-	17,275	-	17,275
Gain from acquisition	-	-	-	-	-	6,813	6,813
Noncontrolling interest contribution	-	-	-	-	-	10,000	10,000
Net income for the year ended December 31, 2009	-	-	-	30,052	30,052	1,517	31,569
Balance, December 31, 2009	2,217,011	-	213,235	(4,746)	208,489	18,330	226,819
Issuance of common stock	1,796,333	1	28,525	-	28,526	-	28,526
Subsidiaries acquired	3,301,587	-	37,518	-	37,518	(19,839)	17,679
Net income for the year ended December 31, 2010	-	-	-	132	132	1,509	1,641
Balance, December 31, 2010	7,314,931	1	279,278	(4,614)	274,665	-	274,665
Issuance of non-vested shares	3,332	-	-	-	-	-	-
Redemption of partial shares due to reverse stock split	(601)	-	-	-	-	-	-
Stock based compensation	-	-	14	-	14	-	14
Net loss for the year ended December 31, 2011	-	-	-	(197,756)	(197,756)	-	(197,756)
Balance, December 31, 2011 (Unaudited)	7,317,662	1	279,292	(202,370)	76,923	-	76,923

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2011, 2010 and 2009
 (In thousands of US Dollars)

	2011 (unaudited)	2010 (audited)	2009 (audited)
Cash flows from operating activities:
Net (loss) income	(197,756)	1,641	31,569
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	28,856	29,328	26,812
Amortization of deferred finance charges	989	738	696
Amortization of deferred dry-docking costs	7,313	3,657	1,045
Payments for dry-docking	(6,414)	(5,519)	(7,119)
Change in fair value of financial instruments	(4,202)	(27)	189
Amortization of acquired time charters	(266)	(319)	(125)
Stock based compensation	14	-	-
Impairment of vessels	188,995	-	-
Impairment of goodwill	12,910	-	-
Gain on acquisition	-	-	(6,813)
Changes in operating assets and liabilities:
(Increase) decrease in operating assets
Due from related parties	(405)	265	1,760
Inventories	(1,053)	(70)	1,222
Accounts receivable trade, net	(765)	(493)	(263)
Other current assets	371	904	(191)
Other non-current assets	3	-	(180)
Increase (decrease) in operating liabilities
Trade accounts and other payables	255	37	(3,299)
Due to underwriters	-	(19)	(400)
Accrued expenses	1,356	(2,071)	(885)
Accrued charges on convertible note due to shareholders	-	-	670
Due to related parties	(2,928)	4,025	-
Premium amortization on convertible note due to shareholders	-	-	(379)
Accrued interest	927	(1,002)	1,176
Deferred revenue – related party	(899)	148	(2,523)
Deferred revenue	(862)	314	246
Net cash provided by operating activities	26,439	31,537	43,208
Cash flows from investing activities:
Acquisition of businesses, including of cash acquired	-	17,913	36,374
Additions to office furniture and equipment	-	(28)	(21)
Acquisition of noncontrolling interest	-	(10,000)	-
Net cash provided by investing activities	-	7,885	36,353
Cash flows from financing activities:
Deemed distribution upon acquisition of MCS	-	(2,054)	-
Net proceeds from issuance of common stock	-	28,526	-
Repayments of long term debt	(53,145)	(67,941)	(54,878)
Deferred finance charges	(172)	(841)	-
Noncontrolling interest contribution	-	-	10,000
Restricted cash (retained) released	(9,175)	(6,932)	1,381
Net cash used in financing activities	(62,492)	(49,242)	(43,497)
Net (decrease) increase in cash and cash equivalents	(36,053)	(9,820)	36,064
Cash and cash equivalents at beginning of period	53,787	63,607	27,543
Cash and cash equivalents at end of period	17,734	53,787	63,607
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	11,045	11,070	6,447
Non-cash investing and financing activities:
Issuance of common shares at fair value for the acquisition of BET	-	30,952	-
Issuance of common shares at fair value for the acquisition of MCS	-	26,743	-
Deemed distribution to controlling shareholder – BET acquisition	-	(18,113)	-
Deemed distribution to controlling shareholder – MCS acquisition	-	(10)
Issuance of common shares at fair value upon conversion of convertible note	-	-	29,597
Issuance of warrants for offering	-	1,053	-

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 19 drybulk carriers (four Capesize, three Panamax, two Supramax, and ten Handysize vessels) with a total carrying capacity of approximately 1,256,962 dwt and an average fleet age of 13.7 years.

The Company's common stock trades on the NASDAQ Global Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chairman & Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 213 0181507
E-mail: ir@seanergymaritime.com
E-mail: info@seanergymaritime.com.gr

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com